December 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Beverly Singleton
Andrew Blume

Re:	Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

On behalf of Century Aluminum Company (the “Company”), we acknowledge receipt of the comment letter, dated December 18, 2024, from the staff of the Securities and Exchange Commission relating to the above-referenced filings.

As discussed with Ms. Singleton on December 18, 2024, the Company respectfully requests an extension to respond until January 17, 2025.

If you have any questions, please do not hesitate to contact me at 312-696-3107 or at paul.sharobeem@centuryaluminum.com.

Sincerely,

/s/ Paul V. Sharobeem
Paul V. Sharobeem
Associate General Counsel and Assistant Secretary

cc: Gerald C. Bialek, Chief Financial Officer, Century Aluminum Company